UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-147397; 333-154364

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE SCOTTS MIRACLE-GRO COMPANY

Date: June 21, 2013	/s/ LAWRENCE A. HILSHEIMER
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2012 and 2011

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	11

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of The Scotts Company LLC Retirement Savings Plan as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment purposes at End of Year as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 21, 2013
Cleveland, Ohio

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Receivables:
Employer contribution receivable	$270,971	$446,076
Notes receivable from participants	9,190,309	8,287,021
Other receivables	385,145	125,333
Total receivables	9,846,425	8,858,430
Investments held by trustee, at fair value:
Mutual funds	221,624,799	201,344,112
Common shares	24,881,935	24,267,577
Stable value investment contracts	29,626,375	31,681,849
Total investments held by trustee, at fair value	276,133,109	257,293,538
Total assets	285,979,534	266,151,968
Liabilities
Total liabilities	—	—
Net assets available for benefits at fair value	285,979,534	266,151,968
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(803,459)	(769,764)
Net assets available for benefits	$285,176,075	$265,382,204

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions to net assets attributed to:
Contributions:
Company	$13,057,185	$13,177,183
Participant	14,876,349	15,274,752
Rollovers	954,269	936,822
Total contributions	28,887,803	29,388,757
Interest on notes receivable from participants	370,180	325,021
Investment Income:
Interest and dividend income	6,406,569	5,713,596
Net appreciation (depreciation) in fair value of investments	22,128,031	(12,112,748)
Total additions	57,792,583	23,314,626
Deductions from net assets attributed to:
Benefits paid to participants	37,924,244	35,750,120
Administrative expenses	74,468	110,896
Total deductions	37,998,712	35,861,016
Net increase (decrease)	19,793,871	(12,546,390)
Net assets available for benefits:
Beginning of year	265,382,204	277,928,594
End of year	$285,176,075	$265,382,204

See notes to financial statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the "Plan") is a defined contribution plan covering all employees of The Scotts Company LLC (the "Company") who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding.

Administration
The Company's Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Domestic employees (other than employees of EG Systems, Inc.) are eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc., doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to make contributions and receive matching contributions on the first day of the month coinciding with or after completing 60 days of service. Temporary employees are not eligible to participate in the Plan.

Prior to January 1, 2011, domestic employees (other than employees of EG Systems, Inc.) were eligible to receive base retirement contirbutions on the first day of the month coinciding with or immediately following their date of employment. Employees of EG Systems, Inc., doing business as Scotts LawnService®, a subsidiary of the Company, were eligible to receive base retirement contributions on the first day of the month after completing one year of eligible service. Temporary employees were not eligible to receive base retirement contributions.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount. The maximum contribution for the years ended December 31, 2012 and 2011 was $17,000 and $16,500, respectfully. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan may also make catch-up contributions, up to $5,500. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions. Total after-tax Roth contributions for the years ended December 31, 2012 and 2011 were $1,185,838 and $1,148,840, respectively.

Beginning January 1, 2011, eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation and also receive the applicable Company matching contribution. Beginning January 1, 2011, the Company stopped providing base contributions and began matching 150% of the employees' initial 4% contribution and 50% of their remaining contribution up to 6%. Effective January 1, 2011, the Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution.

Prior to January 1, 2011, the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a base contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees' year to date compensation exceeded 50% of the social security taxable wage base. The Company also matched participant contributions dollar for dollar for the first 3% and matched $0.50 on the dollar for the next 2% of participant contributions.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company's base and matching contributions, and Plan earnings. A participant is entitled to the benefit provided from the participant's vested account balance.

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions vest immediately; however, base contributions made by the Company vest after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan fees. Forfeitures used to reduce Company contributions were $424,723 and $564,188 for the years ended December 31, 2012 and 2011, respectively. The total unused balance remaining in the forfeiture account was $92,966 and $124,430 for the years ended December 31, 2012 and 2011, respectively.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates established by Fidelity Management Trust Company. Principal and interest are paid through monthly payroll deductions.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

Administrative Expenses
The Company or the Plan pays for all administrative expenses except those that are participant specific, such as loan establishment and maintenance fees.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts and the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update 2011-04, which requires additional disclosure surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities that are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively and are effective for reporting periods beginning after December 15, 2011. The required disclosures effective for both reporting periods were adopted by the Plan and the adoptions did not impact the Plan’s disclosures.

Subsequent Events
For the year ended December 31, 2012, the Plan has evaluated subsequent events for potential recognition and disclosure through June 21, 2013, the date the financial statements were available for issuance.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 3. INVESTMENTS

The following investments individually represent 5% or more of net assets available for benefits as of December 31:

	2012	2011
Fidelity Managed Income Portfolio II	$28,822,916	$30,912,085
Fidelity Contrafund	$28,098,020	$26,159,204
PIMCO Total Return Fund	$21,329,390	$19,134,908
The Scotts Miracle-Gro Company Common Shares	$21,075,928	$22,227,911
Fidelity Puritan Fund	$17,649,203	$17,875,956
Vanguard Target Retirement 2020 Fund	$16,178,231	$13,978,156
Spartan 500 Index Fund	$15,676,435	$14,978,433
EuroPacific Growth Fund-Class A	$15,825,875	$14,546,473
Nuveen Winslow Large-Cap Growth Fund	$14,658,700	$—
Dodge and Cox Stock Fund	$14,605,107	$14,010,833
Brandywine Blue Fund	$—	$15,276,229

During 2012 and 2011, the net appreciation (depreciation) in the fair value of investments was as follows:

	2012	2011
Mutual funds	$23,340,647	$(10,249,511)
Common shares	(1,212,616)	(1,863,237)
Total net appreciation (depreciation) in fair value of investments	$22,128,031	$(12,112,748)

NOTE 4. INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the "Portfolio"), with Fidelity Management Trust Company, the Trustee. The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into "wrapper" contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Fidelity Management Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The stable value investment contract does not permit Fidelity Management Trust Company to terminate the agreement prior to the scheduled maturity date.

The following are the average yields for the stable value investment contracts for 2012 and 2011:

Average Yields:	2012	2011
Based on actual earnings	1.28%	1.92%
Based on interest rates credited to participants	1.73%	1.60%

NOTE 5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1-Quoted prices in active markets for identical assets or liabilities.
Level 2-Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Common shares: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$73,038,262	$—	$—	$73,038,262
Target date blended funds	70,945,640	—	—	70,945,640
Fixed income funds	21,329,390	—	—	21,329,390
Mid cap equity funds	13,716,101	—	—	13,716,101
Balanced funds	17,649,203	—	—	17,649,203
International equity funds	15,825,875	—	—	15,825,875
Small cap equity funds	9,120,329	—	—	9,120,329
Common shares:
BrokerageLink	3,806,007	—	—	3,806,007
The Scotts Miracle-Gro Company common shares	21,075,928	—	—	21,075,928
Stable value investment contracts	—	29,626,374	—	29,626,374
Total investments at fair value	$246,506,735	$29,626,374	$—	$276,133,109

The following table presents the Company’s investments measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity funds	$70,424,699	$—	$—	$70,424,699
Target date blended funds	56,207,719	—	—	56,207,719
Fixed income funds	19,134,908	—	—	19,134,908
Mid cap equity funds	17,273,785	—	—	17,273,785
Balanced funds	17,875,956	—	—	17,875,956
International equity funds	14,546,473	—	—	14,546,473
Small cap equity funds	5,880,572	—	—	5,880,572
Common shares:
BrokerageLink	2,039,666	—	—	2,039,666
The Scotts Miracle-Gro Company common shares	22,227,911	—	—	22,227,911
Stable value investment contracts	—	31,681,849	—	31,681,849
Total investments at fair value	$225,611,689	$31,681,849	$—	$257,293,538

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 6. TAX STATUS

The Plan’s latest favorable determination letter is dated May 30, 2012. The Plan Administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2009.

NOTE 7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$285,176,075	$265,382,204
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	803,459	769,764
Rounding	—	(1)
Net assets available for benefits per the Form 5500	$285,979,534	$266,151,967

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2012
Net increase/(decrease) per the financial statements	$19,793,871
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2012	803,459
Adjustment from contract value to fair value for fully benefit-responsive investment contracts-2011	(769,764)
Rounding	1
Net income (loss) per the Form 5500	$19,827,567

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan

EIN 31-1414921
Plan Number 001

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Alger Small Mid Cap Growth	Registered Investment Company	**	$13,716,101
	CRM Small Cap Value Fund	Registered Investment Company	**	9,120,329
	Dodge and Cox Stock Fund	Registered Investment Company	**	14,605,107
	EuroPacific Growth Fund-Class A	Registered Investment Company	**	15,825,875
*	Fidelity BrokerageLink	Other	**	3,806,007
*	Fidelity Contrafund	Registered Investment Company	**	28,098,020
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	29,626,375
*	Fidelity Puritan Fund	Registered Investment Company	**	17,649,203
*	Nuveen Winslow Large-Cap Growth Fund	Registered Investment Company	**	14,658,700
	PIMCO Total Return Fund	Registered Investment Company	**	21,329,390
	Spartan 500 Index Fund	Registered Investment Company	**	15,676,435
*	The Scotts Company Common Shares	Employer Securities	**	21,075,928
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	4,080,191
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	4,015,100
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	16,178,231
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	5,944,421
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	13,111,949
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	5,181,215
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	8,426,546
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	6,362,057
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	3,874,440
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	605,703
	Vanguard Target Retirement Income Fund	Registered Investment Company	**	3,165,786
	Total Investments			$276,133,109
*	Participant loans	Participant loans (interest at rates ranging from 4.25% to 9.25% due through November 4, 2021)		9,190,309
				$285,323,418
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2012
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm Meaden & Moore, Ltd.